Exhibit 12.1

Computation of Earnings to Fixed Charges

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(In thousands)
Income before income taxes	$838,386	$1,002,676	$453,479	$617,087	$202,528
Add:
Interest expense and other financing costs	105,603	97,062	74,581	88,209	143,527
Amortization of capitalized interest	1,911	1,590	1,580	1,479	1,231
Interest component of rental expense	19,941	16,525	7,271	7,857	5,873
Earnings as adjusted	$965,841	$1,117,853	$536,911	$714,632	$353,159

Fixed charges:
Interest expense and other financing costs	$105,603	$97,062	$74,581	$88,209	$143,527
Capitalized interest	1,818	2,345	1,948	2,359	1,958
Interest component of rental expense	19,941	16,525	7,271	7,857	5,873
Fixed charges	$127,362	$115,932	$83,800	$98,425	$151,358

Ratio of earnings to fixed charges	7.58	9.64	6.41	7.26	2.33

Coverage deficiency	$—	$—	$—	$—	$—